UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Morgan Stanley Private Markets and Alternatives Fund - Balanced
(Name of Subject Company (Issuer))

Morgan Stanley Private Markets and Alternatives Fund - Balanced
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

Class A: 61778M103

Class I: 61778M202
(CUSIP Number of Class of Securities)

Nick Veronis

iCapital Fund Advisors LLC

60 East 42nd Street

26th Floor
New York, NY 10165
212-994-7400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Alexander C. Karampatsos, Esq.

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

C-1

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on May 15, 2026 by Morgan Stanley Private Markets and Alternatives Fund – Balanced (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $29,788,211.22 of Class A and Class I shares of beneficial interest (“Shares”) in accordance with the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement, respectively.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Statement.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.       The Offer expired on June 16, 2026, at 4:00 pm, Eastern time.

2.        The net asset value (“NAV”) of the Shares tendered pursuant to the Offer was calculated as of June 16, 2026. The NAV per Share of Class A Shares and Class I Shares were $10.75 and $10.78, respectively.

3.       The Fund paid tendering shareholders a total of $1,614,965.06 for both Class A and Class I Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. All Shares tendered pursuant to the Offer were accepted for purchase and paid for by the Fund in accordance with the terms of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Morgan Stanley Private Markets and Alternatives Fund – Balanced

By: /s/Indira Mahadeo

Name: Indira Mahadeo

Title: Treasurer

September 17, 2026

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